EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,		Nine Months Ended March 31,

	2001	2000	2001	2000

Net income	$5,561	$4,419	$14,679	$33,588

Average number of shares outstanding during the period	11,301	11,428	11,299	11,242

Dilutive effect of stock options after application of treasury stock method	206	265	176	288

Average number of shares outstanding during the period	11,507	11,693	11,475	11,530

Basic earnings per share	$0.49	$0.39	$1.30	$2.99

Diluted earnings per share	$0.48	$0.38	$1.28	$2.91